UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MICRO MERGER SUB, INC.

(Offeror)

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

John Croteau

President and Chief Executive Officer

M/A-COM Technology Solutions Holdings, Inc.

100 Chelmsford Street

Lowell, Massachusetts 01851

(978) 656-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jason Day

Jeffery A. Beuche

Perkins Coie LLP

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

(303) 291-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) by Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”), to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed”), that are issued and outstanding at a price of $5.05 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), pursuant to an Agreement and Plan of Merger, dated as of November 5, 2013, by and among Purchaser, MACOM, and Mindspeed.

ADDITIONAL INFORMATION

The tender offer for the outstanding shares of common stock of Mindspeed described in these communications has not yet commenced. These communications are not an offer to purchase any shares of Mindspeed or a solicitation of an offer to sell securities. At the time the tender offer is commenced, MACOM and Purchaser will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (“SEC”), and Mindspeed will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Mindspeed stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

EXHIBIT INDEX

Exhibit 99.1	Presentation to Mindspeed Employees, dated November 6, 2013